September 30, 2005

Via U.S. Mail

Dr. Jurgen Hambrecht
Chairman of the Board of Executive Directors
BASF Aktiengesellschaft
Carl Bosch Strasse 38
Ludwigshafen, Germany 67056

RE:		BASF Aktiengesellschaft
      Form 20-F for the fiscal year ended December 31, 2004
      BASF Aktiengesellschaft Letter Dated May 13, 2005
		File No. 1-15909

Dear Mr. Hambrecht:

      We have limited our review of your Form 20-F and letter dated
May 13, 2005, to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of the Form 20-F. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General -

We note that in your letter of May 13, 2005, you state that your wholly owned subsidiary BASF Iran AG acts as an agent for the distribution of chemical products for a number of BASF group companies and other third parties. You also state that you are planning to set up in 2005 a new legal entity to market systems solutions to customers of your Polyurethane business in Iran. Please describe for us the products distributed by BASF Iran AG for BASF Group companies and other third parties, and the types of uses that can be made of such products. Advise us whether the customers to whom BASF Iran AG sells on behalf of its clients include the Iranian government and/or entities owned or controlled by the Iranian government. Advise us also whether any of the products distributed by BASF Iran AG can be used for military purposes and, if so, the types of military purposes for which the products may be used.

Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.


      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Pamela Long
		Assistant Director
		Division of Corporation Finance
Dr. Jurgen Hambrecht
BASF Aktiengesellschaft
September 30, 2005
Page 1









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0507

         DIVISION OF
CORPORATION FINANCE